united states
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

______________________

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

______________________

MFS High Yield Municipal Trust

(Name of Subject Company (Issuer))

MFS High Yield Municipal Trust
(Name of Filing Person (Issuer))

Common Shares, Without Par
(Title of Class of Securities)

59318E102
(CUSIP Number of Class of Securities)

Christopher R. Bohane
Massachusetts Financial Services Company
111 Huntington Avenue
Boston, MA 02199
Telephone: (617) 954-5000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

______________________

With a Copy to:

David C. Sullivan
Ropes & Gray LLP
Prudential Tower
800 Boylston Street
Boston, MA 02199-3600
Telephone: (617) 951-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

explanatory note

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Schedule TO filed with the U.S, Securities and Exchange Commission (the “SEC”) on March 04, 2026, as first amended April 06, 2026, regarding the communications made for the commencement of a tender offer (the “Offer”) on April 6, 2026 by MFS High Yield Municipal Trust, a closed-end management investment company (the “Fund”), to purchase for cash up to 50% or 12,746,391 shares of the Fund’s outstanding common shares (the “Shares”) upon the terms and subject to the conditions of the Offer.

This Amendment No. 2 to Schedule TO is intended to satisfy the requirements pursuant to Rule 13e-4(c)(3) of the Exchange Act.

Forward-Looking Statements

This document contains statements regarding plans and expectations for the future that constitute forward-looking statements within The Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking and can be identified by the use of words such as “may,” “will,” “expect,” “anticipate,” “estimate,” “believe,” “continue,” or other similar words. Such forward-looking statements are based on the Fund’s current plans and expectations, are not guarantees of future results or performance, and are subject to risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. All forward-looking statements are as of the date of this release only; the Fund undertakes no obligation to update or review any forward-looking statements. You are urged to carefully consider all such factors.

Items 12. EXHIBITS

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibits:

Exhibit No.	Document

(a)(1)(i)	Offer to Purchase dated April 6, 2026.[1]

(a)(1)(ii)	Letter of Transmittal.[1]

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.[1]

(a)(1)(iv)	Letter to Clients.[1]

(a)(1)(v)	Notice of Withdrawal.[1]

(a)(2)	None.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)(iii)	Press Release issued on April 6, 2026.[1]

(a)(5)(iv)	Press Release issued on May 6, 2026.[2]

(d)	None.

(g)	None.

(h)	None.

(s)	Filing Fee Table.[2]

1 Previously filed on April 6, 2026, as an exhibit to the Schedule TO.

2 Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MFS High Yield Municipal Trust

By:	/s/ Christopher R. Bohane
Name:	Christopher R. Bohane
Title:	Assistant Secretary and Assistant Clerk